

Business Model Summary
(Companion to Traipse Financial Model Spreadsheet)

The financial model and projections for Traipse PBC *combine the existing core Traipse business model and the proposed new My Local Token (MLT) business model*. These modes of the business have largely the same core **client base**, namely local tourism and economic development agencies and nonprofit organizations such as Main Street associations, Chambers of Commerce, and Business Improvement Districts. A peripheral client base includes cultural institutions such as historical societies, museums, parks, libraries, performance venues, and education campuses, hotels, and other elements of a cultural tourism economy, which may be clients for Traipse and/or MLT services themselves or participate as partners and collaborators in a project.

The **end-user base** also overlaps between Traipse and MLT, and includes cultural tourists of all demographics, particularly those who intentionally seek out and patronize small, independent businesses, as well as locals who do the same. Historically users of the Traipse app split fairly evenly among visitors and locals, though it varies by locale.

The model assumes that Traipse and MLT services will be *offered both as stand-alone projects and combined as a package*, with the latter providing cost savings to the business that would be passed on to some extent to clients. Below is a summary of the business activities Traipse PBC currently engages in, as well as the business activities envisioned for the future. This description is intended as a companion to the revenue projections presented in the model.

Traipse Division

Area Implementation: Creation and management of gamified tour content within a locality or a smaller geography such as a downtown, historic district, or business district. Traipse staff prepare a customized proposal for the client/partner organization(s) typically for a two-year period that includes research, content development, merchant communication, promotion, and maintenance, through remote and field work. Tour content is hosted in the Traipse mobile app, available for free download on iOS and Android devices. *Contracts typically range from $5,000 to $20,000 per district*, based on pricing tiers of stop and tour quantities, and other factors.

Spot Implementation: Creation and management of gamified tour content at a destination with a single administrator, such as a museum, campus, park, or resort. A custom proposal is prepared encompassing similar activities as an area implementation though at a smaller scale, and spot projects have included more of a content development role for the client/partner via the Traipse app administrative database. *Contracts typically range from $2,000 to $10,000 per site.*

To simplify the model, Area Traipse and Spot Traipse contracts are lumped together in the same revenue category, as they involve similar timeframes and similar activities. This results in a lower average contract amount but a higher number of implementation contracts.

Event Implementation: Creation and management of gamified tours or other activities for a festival, conference, wedding, team building, party, or other occasion. Traipse staff prepare a customized proposal that specifies both the activities to be created and the assistance to be provided (if any) during the event(s). Event projects may or may not make use of existing Traipse tour content, and may involve activities that make use of the Traipse app or that are not dependent on mobile devices. *Event-specific contracts typically range from $500 to $5,000 per event*, and are not long-term. Many Area and Spot contracts include packaged events, either initially specified or to be determined later.

Ongoing Maintenance and Add-Ons: Beyond the typical two-year Area or Spot contract period Traipse plans in the future to begin charging annual fees for maintenance of content (particularly for business turnover) *ranging from $100 to $1,000 per year based on scope*. In addition, many client/partners request additional themed tours that are priced separately as subsequent contract add-ons. This revenue is not itemized out in the model but can be considered to be included in the overall total contract amount.

Advertising/Sponsorship: Opportunities exist in the Traipse app and on the Traipse website and social media accounts for sponsorship of Traipse content by individual entities such as hotels, merchants, and attractions, along with local businesses such as real estate agents and property managers. Revenue in this category has been trivial to this point, and *no expected revenue in this category is included in the model*, though this revenue stream could become more significant as the Traipse ecosystem grows.

Other possible future revenue streams related to Traipse could include **in-app purchases of premium content** by end users, and **sale of anonymized usage data**. *Neither of these is included in the model presented.*

My Local Token (MLT) Division

Area Implementation: Following a successful pilot of MLT, we plan to offer three-year implementation projects to the same market of local agency and organizational client/partners, again working within a locality or a smaller geography such as a downtown, historic district, or business district. Packaged in an area implementation will be outreach to merchants, testing, training, and promotion to end users. Pricing will be structured per district based on tiers of the number of included merchants, with first-year setup charges ranging from $25,000 to $40,000 and annual management charges for the second and third years (and subsequent years as desired) ranging from $15,000 to $25,000 per year, for *a typical three-year contract amount of around $65,000*. The model assumes increasing prices through the first three years of business based on reputation and value. (See sheet descriptions in "Financial Model Worksheet Guide" for more information on the different cost, revenue, and profit projections presented based both on calendar year and project cohort year.)

Transaction fees: Within a local MLT ecosystem, Traipse will charge transaction fees on certain types of MLT transactions, less to create a substantial source of revenue (though at scale such revenues would be significant) than to create appropriate incentives within the MLT economy for desired behaviors. The most important of these is to incentivize recirculation of MLT rather than redemption of MLT for Dollars to the extent possible. These will include a very small percentage of *merchant redemptions (~1%)*, so as to maintain significant cost savings over processing credit cards while still incentivizing recirculation over redemption, and only implemented after an initial trial period of fee-free redemption for local merchants). A much larger percentage would be assessed on *user redemptions (~25%)*, and on *user donation to local charities (10%)* to highly encourage users to spend MLT within the local economy in some way rather than "cashing out". Users with MLT balances will be prompted with donation options periodically or following a stretch of inactivity.

Merchant Loyalty Program: Many local merchants are attempting to compete with larger chain stores by developing their own (usually low-tech) loyalty/rewards programs or taking part in a larger mobile app rewards ecosystem with multiple businesses (such as Belly, LevelUp, Three Stars, and others). We intend to meet this demand with *an add-on to MLT through which individual merchants can have all the functionality of existing loyalty programs at a much lower cost*. This will include the ability to sign up individual users for business-specific programs, through which merchants can reward users for purchases and communicate with users about special offers, all within the MLT system. This will be offered on a subscription basis to merchants in MLT communities (and possibly even outside of MLT communities) and will also include a waiver of all MLT redemption fees for that merchant. *We anticipate charging $200/year for this service at first, raising the price in subsequent years as the MLT ecosystem, and consequent value to merchants, expand.* (The waiver of merchant redemption fees is accounted for in the model by a reduction in average merchant fee redemption percentage in out-years.)

Complementor Agreements: As the MLT ecosystem grows, it will become an appealing forum for participation by like-minded *regional and national businesses and organizations who may want to piggy-back on MLT as a reward system for their customers, members, or users*. This would function similar to the Merchant Loyalty Program, just in the opposite direction in terms of scale or geography (with individual merchants at the smallest scale, an MLT community partner in the middle, and a regional/national complementor at the largest scale). Any company or organization that wants to establish its bona fides supporting local businesses could find it desirable to use MLT as an incentive and advertise within the MLT ecosystem. We refer to these as "complementors" because they would complement the MLT ecosystem while Traipse is the "facilitator" of that ecosystem. The financial model assumes significant revenue from subscription based complementor agreements in out-years, with *amounts per agreement ranging from $50,000 to $100,000 as the ecosystem expands*.

Traipse Add-On to MLT: As well as continuing to offer Traipse implementation as a stand-alone service, we intend to strongly encourage *Traipse implementation as an add-on to MLT in communities that don't already have Traipse*. This is partly because of the ease and low cost of developing Traipse content and engaging local businesses in a community where we are already implementing MLT, but also because Traipse and MLT serve as such mutually beneficial elements. The presence of MLT as a reward for activity and content generation in Traipse encourages Traipse usage and provides a ready-made user base for the MLT currency, juicing the MLT economy. In the revenue model, Traipse implementation is assumed to be *priced at between $5,000 and $7,500 as an add-on to an MLT contract*, again with the price rising over time as the ecosystem grows and value increases.

Advertising Sales: With an app much more focused on commerce than the Traipse app, it is appropriate to have more of an ad presence, as long as advertisers are consistent with the MLT mission of supporting local-scale economies. This will include opportunities for individual local merchants to boost their visibility in the app and conduct strategically-timed promotions, as well as banner and other ad placement for approved local, regional, and even national sponsors, without compromising the overall user experience. Most of this advertising capacity is assumed to be filled with local merchants participating in the Loyalty Program Add-On and regional/national companies and organizations participating as MLT Complementors (see above), so this is *not modeled as a separate revenue stream*, though there may be advertising sales outside of those programs.

Minting Fees: An additional source of potential revenue in the MLT Division is the imposition of "minting fees" on the creation of MLT when a local partner or end user purchases MLT, as a percentage of the purchase. Making this a percentage that would be small enough so as not to disincentivize MLT purchase renders the revenue inconsequential, and not worth the optics of such a fee in early stages of MLT's development. As such it is *not included in the presented model*. However, were MLT to achieve continued growth beyond Year 3, a minting fee may become appropriate.

A guiding principle for all revenue streams is to encourage rapid and widespread adoption by local partners, business proprietors, and users by delivering exceptional value to all three. Local merchants are a uniquely skeptical audience, but their participation is paramount. While the business model ultimately includes redemption fees paid by merchants, the value of accepting payment in MLT must be apparent before they will tolerate non-trivial transaction fees. Nor should they tolerate significant fees, as reducing their transaction costs is a significant goal of the program. Similarly, we will avoid polluting the user experience with excessive advertising, particularly in early stages of adoption, and advertisers will always be consistent with the social mission of MLT and Traipse.

MLT Impact Milestones

In the three month, October-December period following launch, we hope to achieve the following goals:
- A paid-in supply of MLT equivalent to at least $20,000, purchased/held by at least 200 users.
- Total transaction volume equivalent to at least $50,000

- 10% or greater recirculation rate (merchants spending MLT received rather than immediately redeeming for USD)
- A total contribution to local charitable organizations of $1,000 or greater

Within a year of launch (end of 2022) we plan to attain the following:
- At least 6 communities using MLT nationwide
- At least $500,000 total transaction volume
- At least $10,000 annually donated to local charities
- A thriving community of Traipse app users and content contributors earning MLT

Within three years of launch (end of 2024) we hope to have achieved the following milestones:
- At least 50 communities using MLT nationwide
- Communities in at least one country outside the U.S. using MLT
- At least $5 million annually transacted in MLT
- At least $100,000 annually donated in MLT to local charities
- Local governments using MLT for tax payment, social services, other uses

These metrics are meaningful, but they are only proxies for the real impact of MLT on communities. We plan to track additional indicators such as downtown retail vacancy rate, local sales tax receipts, and other measures of local economic prosperity and equity.